

Rueil, February 07 , 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) – File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- Vinci records net sales of 19.56 Billion Euros in 2004, up 8%
- Vinci Pak expands in Canada
- Concession contract signed by Vinci for Artenay-Courtenay section of A19 motorway
- Vinci wins concession contract in Chile for South America's biggest suspension bridge
- Vinci wins two contracts to build liquefied natural gas tanks in Italy and Mexico
- Eurovia (Vinci Group) acquires the T.E. Beach company through its British subsidiary Ringway
- Vinci inaugurates a highway PPP in Wales
- Sales and income projections for 2004 confirmed
- Societe generale and Nexity with Vinci builds a new office tower
- Cofiroute's winter viability programme ready to go.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 838 138 030 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806





Rueil-Malmaison, 3 February 2005

VINCI RECORDS NET SALES OF €19.56 BILLION IN 2004, UP 8%

- **Strong sales in fourth quarter 2004 (+13%)**
- **Very high order backlog at end December 2004, up 17% over 12 months**
- **Excellent visibility over 2005**

VINCI's consolidated net sales for 2004 amounted to €19.56 billion, representing an increase of 8% compared with the 2003 figure. External growth accounted for net sales of around €320 million, offset partially by the sale of non-core businesses and the negative impact of exchange rate variations (€180 million). On a like-for-like basis, the increase was 7.3%.

Sales in France and international business were strong in the fourth quarter, with total growth of 12.8%. High growth was recorded by VINCI Energies, Eurovia and VINCI Construction.

In France, net sales amounted to €12.2 billion, up 10.7% (9.2% like-for-like). Activity was brisk across all business lines, but especially in construction where net sales increased 12.6%.

Outside France, net sales reached almost €7.4 billion, representing 38% of VINCI's total net sales. The 3.8% increase (4.1% like-for-like) is attributable to the dynamism of local construction and roads subsidiaries.

Breakdown by business line

Concessions: €1,948 million (+2.8% actual; +4.6% like-for-like)

Cofiroute recorded 2004 net sales of €872 million, including a 4.2% increase in toll receipts. Traffic on a stable motorway network rose 1.4% (light vehicles: +1.3%; heavy vehicles: +2.1%). Network extensions accounted for a 0.6% increase in toll receipts, while 2.2% was attributable to higher toll prices. These figures confirm the upturn in heavy vehicle traffic observed during the financial year. In addition to defining the schedule for network extension, amendment 11 to the concession contract and the 2004-2008 master plan signed with the French government in last May set a clear framework for future toll increases.

VINCI Park's net sales stabilised at €486 million due to the divestment of non-strategic assets. On a like-for-like basis, slight growth (0.6%) was recorded both in France – despite the unfavourable impact of several contracts reaching their term – and other countries.

Other infrastructure concession companies performed well, with net sales of €126 million, up 32% year-on-year. In addition to the Stade de France's very good year (+9%), operation of the Rion-Antirion bridge in Greece, which was opened to traffic in August, got off to an encouraging start, receipts from the Chillan-Collipulli motorway in Chile improved and the airports in Cambodia recorded a strong increase in sales.

In the airport services sector, WFS maintained a satisfactory level of sales at €467 million, despite the impact of the depreciation of the dollar and the difficult market for ground handling services in the USA. On a like-for-like basis and at constant exchange rates, net sales rose 4.2% (10.1% in France).

Energy: €3,336 million (+7.1% actual; +4.6% like-for-like)

VINCI Energies integrated some 20 acquisitions during the year, representing annual net sales of around €100 million.

<u>In France</u>, VINCI Energies recorded net sales of €2.4 billion, up 8.7%. On a like-for-like basis, growth was 6.7%.

Following a somewhat slack third quarter, there was an upsurge of sales in the fourth quarter, which rose 21% on a like-for-like basis. This pattern was particularly noticeable in the telecommunications infrastructure segment.

<u>Outside France</u>, net sales amounted to €926 million, up 3.2% over the 2003 figure.

Despite the decline in sales caused by the restructuring programmes launched in 2003 in Germany and Sweden, VINCI Energies' international business – excluding TMS – rose 7.4% on an actual basis. This trend reflects strong growth in Spain and an upturn in the UK and Netherlands, as well as the impact of external growth.

The main acquisitions in 2004 were GFA, a fire protection company in Germany, and Netlink in the Netherlands, a communications network specialist. On a like-for-like basis, VINCI Energies' net sales increased 2.7%.

At TMS, the implementation of the recovery plan led to a 12% decline in sales.

VINCI Energies' order backlog at 31 December 2004 stood at €1.3 billion, up almost 15% year-on-year.

Roads: €5,763 million (+8% actual; +7.1% like-for-like)

<u>In France</u>, Eurovia posted net sales of €3.3 billion, up 9.2% (7.1% like-for-like).

Following a good start to the year due to favourable weather conditions, sales remained brisk during the second half. The dynamism in the urban development segment is noteworthy, with several tram projects under way (Grenoble, Clermont-Ferrand and Lyons). There was also growth in the quarry segment, which is one of Eurovia's priority areas for expansion.

<u>Outside France</u>, net sales amounted to €2.5 billion, up 6.4% over the 2003 figure (7.1% like-for-like).

The pace of growth in net sales picked up during the fourth quarter (17.6% on a constant consolidation basis) driven by an upward trend in the UK and Czech Republic. In the USA, despite the negative effects of the September hurricanes in Florida, net sales increased over the full year.

Trabit, the Spanish company acquired at the end of 2004, will be consolidated in 2005.

Eurovia's order backlog stood at €3.7 billion at 31 December 2004, up 14% over 12 months.

Construction: €8,356 million (+8.3% actual; +7.7% like-for-like)

In France, VINCI Construction's net sales amounted to €4.8 billion, up 12.6% (11.3% like-for-like), bringing the total increase in net sales over two years to almost 25%.

Following strong first-half growth, sales generated by French subsidiaries continued to climb steeply in the second half (10.1% in the fourth quarter on an actual basis; 7.8% like-for-like).

Both Sogea Construction and GTM Construction posted increases in net sales throughout France in 2004 (10.3% and 17.2% respectively). This trend reflects strong demand in the residential and special purpose sectors (healthcare, education, sports facilities). Civil engineering benefited from investments made in the fields of motorway and rail infrastructure.

Outside France, net sales reached €3.6 billion, up 3% (3.3% like-for-like).

Business was brisk in the fourth quarter, with growth of about 15%. This reflected the dynamism of the subsidiaries in Central and Eastern Europe, which benefited from the development of infrastructure in that region.

Net sales for VINCI Construction outside France were also driven by a good level of business in the UK building market and in the German maintenance segment, which offset the temporary decline in major projects.

VINCI Construction's order backlog at 31 December 2004 stood at €8.9 billion, up 19% over 12 months.

Outlook for 2005

Excluding concessions, VINCI's order backlog at 31 December 2004 stood at almost €14 billion, up 17% over 12 months. This represents 9.6% months of average business activity for construction, roads and energy, as against 8.1 months the previous year.

With the added benefit of recurring sales from the concessions business line, VINCI has excellent visibility over 2005.

The 2004 financial statements will be presented after the meeting of the Board of Directors on 1 March.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com
This press release is available in French, English and German
on VINCI's website:www.vinci.com

VINCI

Public Limited Company ("Société Anonyme") with capital stock of 838,138,030 euros

Head Office: 1, cours Ferdinand de Lesseps - 92851 Rueil Malmaison Cedex - France

Company Register RCS Nanterre B 552 037 806

CONSOLIDATED NET SALES AT 31 DECEMBER 2004 (provisional figures)
(in millions of euros)

		31 December 2004	31 December 2003	Variation 2004/2003	
				actual	like-for-like
Concessions and services	1st quarter	444,0	423,5	4,8%	6,3%
	2nd quarter	492,9	486,5	1,3%	3,2%
	3rd quarter	524,7	518,8	1,1%	2,2%
	4th quarter	486,0	466,4	4,2%	7,2%
		1 947,6	**1 895,1**	**2,8%**	**4,6%**
Energy	1st quarter	749,3	706,1	6,1%	4,5%
	2nd quarter	846,8	787,1	7,6%	4,8%
	3rd quarter	790,4	802,9	(1,6%)	(4,3%)
	4th quarter	949,9	818,9	16,0%	13,1%
		3 336,4	**3 115,0**	**7,1%**	**4,6%**
Roads	1st quarter	999,9	916,4	9,1%	13,2%
	2nd quarter	1 531,2	1 412,3	8,4%	7,7%
	3rd quarter	1 642,8	1 592,8	3,1%	0,9%
	4th quarter	1 589,2	1 416,5	12,2%	9,6%
		5 763,1	**5 338,0**	**8,0%**	**7,1%**
Construction	1st quarter	1 815,4	1 730,3	4,9%	5,6%
	2nd quarter	2 165,5	2 028,5	6,8%	6,0%
	3rd quarter	2 122,6	1 945,6	9,1%	8,4%
	4th quarter	2 252,6	2 011,2	12,0%	10,6%
		8 356,1	**7 715,6**	**8,3%**	**7,7%**
Miscellaneous and double counts		153,4	47,1		
Total	1st quarter	**4 045,7**	**3 775,5**	**7,2%**	**8,3%**
	2nd quarter	**5 039,9**	**4 739,0**	**6,3%**	**5,6%**
	3rd quarter	**5 138,9**	**4 870,3**	**5,5%**	**4,2%**
	4th quarter	**5 332,1**	**4 726,0**	**12,8%**	**11,3%**
		19 556,6	**18 110,8**	**8,0%**	**7,3%**
Of which France					
Concessions and services		1 473,1	1 412,5	4,3%	4,3%
Energy		2 410,4	2 218,1	8,7%	6,7%
Roads		3 300,1	3 023,4	9,2%	7,1%
Construction		4 791,3	4 254,8	12,6%	11,3%
Miscellaneous and double counts		200,3	90,1		
Total		**12 175,1**	**10 998,9**	**10,7%**	**9,2%**
Of which outside France					
Concessions and services		474,5	482,6	(1,7%)	5,6%
Energy		926,0	896,9	3,2%	(0,5%)
Roads		2 463,0	2 314,6	6,4%	7,1%
Construction		3 564,7	3 460,7	3,0%	3,3%
Miscellaneous and double counts		(46,9)	(43,0)		
Total		**7 381,4**	**7 111,9**	**3,8%**	**4,1%**



Rueil-Malmaison, 24 January 2005

PRESS RELEASE

VINCI Park expands in Canada

Through its Canadian subsidiary, Gestipark, VINCI Park has acquired **Centre Parking**, one of the major players in the car parking business in Ottawa, Ontario. The company operates over 6,000 spaces in 22 car parks, some of which are rented under commercial leases and some managed under the terms of service contracts.

Following this acquisition, VINCI Park will operate more than 130 car parks with a total of almost 55,000 spaces in Canada.

VINCI Park, Europe's leading car park operator, manages 800,000 spaces in 12 countries and has been present in Canada since 1999. The company's success is based on the quality of the car parks it manages and on its unique offering of parking related services.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
e-mail: kouadia@vinci.com



Rueil-Malmaison, 20 January 2005

CONCESSION CONTRACT SIGNED BY VINCI FOR ARTENAY-COURTENAY SECTION OF A19 MOTORWAY SUBMITTED TO FRENCH CONSEIL D'ETAT

On 23 December 2004, Arcour, a VINCI company, signed the concession contract for the design, construction, financing and operation of the A19 motorway between Artenay and Courtenay in central France. The motorway is scheduled to go into service in 2009. The draft decree approving the contract was submitted to the Conseil d'Etat on 13 January 2005 by Gilles de Robien, minister for infrastructure, transport, housing, tourism and the sea.

The VINCI consortium was selected by the ministry on 14 October 2004 to negotiate this contract. Negotiations between VINCI and the French government's highways department lasted only two months and led to the signature by VINCI of the concession contract on 23 December 2004. The contract was officially submitted to the Conseil d'Etat for its opinion on 13 January 2005.

France's interdepartmental committee for regional development included the A19 in its 18 December 2003 list of priority transport infrastructure projects. The motorway will connect the Atlantic coast to the south and east of France by interlinking the A5, A6, A10 and A77 motorways. Drawing on the synergies between its Construction and Concessions divisions, VINCI was able to submit the most competitive solutions, reducing the public funding contribution to €80 million; in their joint audit report of February 2003, the Conseil Général des Ponts et Chaussées (general council for highways and civil engineering) and Inspection Générale des Finances (public finance inspectorate) estimated the public funding requirement at between €160 million and €220 million.

Arcour, the concession holder and a VINCI Concessions subsidiary, will be responsible for project financing and management under the terms of a 65-year contract.

Design and construction will be carried out by SOCALY, a consortium of VINCI subsidiaries (Eurovia, VINCI Construction Grands Projets, Sogea Construction and GTM Construction). The investment amounts to €618 million and includes building 101 km of motorway, a viaduct over the Loing and other standard road infrastructure.

The motorway will be operated by Cofiroute, a VINCI subsidiary and France's leading private motorway concession company (900 km under concession), which already operates the A10.

The official announcement is expected to be published in the *Journal Officiel* in March 2005, when the contract will come into force.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82/Fax: +33 1 47 16 33 88
E-mail: kouadia@vinci.com





Rueil-Malmaison, 18 January 2005

PRESS RELEASE

VINCI wins concession contract in Chile
for South America's biggest suspension bridge

The consortium comprising VINCI Construction Grands Projets, Hochtief (Germany), American Bridge (USA), Besalco (Chile) and Tecsa (Chile), has won the concession contract for the Chiloé Bridge in Chile for a cost of €400 million. VINCI Construction Grands Projets is co-leader (with Hochtief) of the consortium, with a 27% stake. The contract covers the design, financing, construction, maintenance and operation of the bridge.

At 2,634 metres long, Chiloé Bridge will be the biggest suspension bridge in South America and one of the six biggest worldwide. Built in an extremely earthquake-prone area, the bridge will cross the Chacoa Strait to link Chiloé Island to mainland Chile.

This first double suspension bridge (two main spans suspended between three towers) represents a technical feat, which will be accomplished by VINCI Construction Grands Projets, technical leader of the project, drawing on its expertise in the design, construction and operation of major engineering structures. The Chiloé Bridge follows on the heels of a great many other showcase projects completed by VINCI in recent years. These include the Normandy Bridge in France, Severn Bridge in the UK, Confederation Bridge in Canada, River Tagus Bridge in Portugal, and the Rion-Antirion bridge, which crosses the Gulf of Corinth at Patras in Greece and was handed over in August 2004.

The Chiloé Bridge contract provides for 32 months of technical engineering – this time also being used to finalise the project's financing, followed by 65 months for construction and a 30-year operation period.

VINCI has been operating in Chile for many years, generating net sales of €64 million in 2004. In February 2004, the company signed a contract to build three prisons (Santiago, Puerto Montt and Valdivia) as part of a public-private partnership. VINCI is also present in Chile through VINCI Concessions, which operates the Chillan-Colipulli motorway, and in the roads sector through Bitumix, a Eurovia subsidiary.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82/ Fax: 01 47 16 33 88
E-mail: kouadia@ vinci.com





Rueil-Malmaison, 12 January 2005

Press release

VINCI wins two contracts to build liquefied natural gas tanks in Italy and Mexico

VINCI Construction Grands Projets, a wholly owned subsidiary of VINCI, has signed a 3.5-year contract to build two liquefied natural gas (LNG) tanks, each with a capacity of 160,000 cubic metres, for Brindisi LNG, a joint-venture company owned 50/50 by British Gas (UK) and Enel (Italy). The contract represents an investment of €390 million for Brindisi LNG. Of that amount, 14% is for the VINCI portion, which will be executed by a consortium comprising VINCI Construction Grands Projets, Tecnimont, Sofregaz, Mitsubishi Heavy Industries, Grandi Lavori Fincosit and Consozio Cooperativa Costruttori. Construction work will start in Brindisi, in the Apulia region of Italy, in January.

VINCI Construction Grands Projets has also signed a contract to build two LNG tanks, each with a capacity of 160,000 cubic metres, for Sempra Energy, an energy services company in the USA. The tanks will be built at Costa Azul to the south of Tijuana, in the earthquake-prone region of Baja California, Mexico. The total value of the contract, which will be executed by a consortium including Black & Veatch (USA), Techint (Mexico) and Mitsubishi Heavy Industries (Japan), is €400 million, of which 8% for the VINCI portion. The project will start immediately for completion in December 2007.

VINCI Construction Grands Projets has been operating in the LNG storage tank construction sector for over 20 years, with contracts in France (Fos-sur-Mer), Qatar and Nigeria. The tanks optimise the storage of liquefied natural gas, a non-polluting energy source of which the reserves are greater than those of oil. The company is currently completing the construction of two tanks at Idku in Egypt and signed a contract to build another tank in Qatar in November 2004.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com





PRESS RELEASE

Eurovia (VINCI Group) acquires the T.E. Beach company through its British subsidiary Ringway

11 January 2005

Through its British subsidiary Ringway, Eurovia (VINCI Group), a world leader in roadworks, has acquired T.E. Beach (Contractors) Limited, based in Dartford in the southern United Kingdom.

T.E. Beach was founded in 1962. The company's initial focus was on urban street works. In the early 1980s it then diversified into asphalt mix laying. Today it has a strong presence on the road surfacing and road construction markets in London. T.E. Beach, which has a workforce of 359 employees, generated net sales of 63 million euros in 2003.

There are a large number of potential synergies between T.E. Beach and Ringway, notably in connection with the multi-year contracts which both companies have signed with TfL (Transport for London), the agency responsible for maintaining the London road network.

T.E. Beach contributes its utility network expertise and strengthens its potential in the areas of high skid resistance surface dressings and road markings. Ringway for its part contributes strong industrial capabilities, notably the coating plant in Dagenham which supplies London.

"The benefits of this acquisition for both parties are obvious," said Eurovia's Chairman and CEO Roger Martin. *"It rounds out Ringway's market share in greater London and brings in new expertise. T.E. Beach, for its part, will now have access to the many resources available at Ringway, its parent company Eurovia and, more broadly, the VINCI Group as a whole."*

Eurovia, a VINCI Group subsidiary, is among the world leaders in roadworks. Operating in 17 countries, with 330 works entities and 770 sites producing materials for road construction, Eurovia has a workforce of 35,000 and generated net sales of 5.3 billion euros in 2003.

Eurovia has operated in the United Kingdom since 1996 through its subsidiary Ringway, which has a workforce of 2,100 employees and generated net sales of 450 million euros in 2003. Ringway is a market leader in highway term maintenance; 70% of the company's business activity is performed under PPP (public-private partnership) type contracts with the government and with local administrations.

EUROVIA PRESS CONTACT > Sabrina Thibault
18, place de l'Europe - 92565 Rueil-Malmaison Cedex - Tel. : + 33 1 47 16 48 36 - Fax : + 33 1 47 49 45 33
sthibault@eurovia.com


A subsidiary of VINCI



Rueil-Malmaison, 17 December 2004

Press release

VINCI inaugurates a highway PPP in Wales

On 15 December 2004, the 50/50 joint subsidiary formed by VINCI Concessions and Morgan Sindall Investments Ltd received authorisation to open the Southern Distributor Road at Newport, near Cardiff. The £55m (€79m) project was carried out within the framework of a Public-Private Partnership.

This dual carriageway, 10 km long southern bypass of Newport had been necessary for several years to ease traffic in the south of the city and to serve the port and industrial area.

Construction work was carried out jointly by Morgan Est plc and VINCI Construction Grands Projets. It included construction of a 195 metre bowstring arch bridge. Earthworks and roads used over 95% recycled materials, under an approach that, when the effects on four decades of maintenance are considered, deserves to be called sustainable.

The joint subsidiary is providing financing, design, construction and operation of this bypass which it will manage for 40 years, being paid through a "shadow toll" system. Bypass maintenance will be provided by Ringway, the UK roads subsidiary of VINCI's roads division Eurovia.

The project was financed primarily by a 38-year non-recourse loan.

Following the Public-Private Partnership construction of urban infrastructure, schools and public buildings (Bute Avenue in Cardiff, Stafford and Sandwell Schools, Dorset Police Western Division and Swindon Facilities Project), this project demonstrates VINCI's PPP capabilities, especially in the United Kingdom where the Group operates through its construction and roadworks subsidiaries.

VINCI in the United Kingdom

VINCI, world leader in construction, concessions and related services, operates all its business lines in the United Kingdom through its subsidiaries **VINCI plc, Lee Beesley, VINCI Park UK, Cofiroute UK and Ringway** and its **VINCI Construction Grands Projets UK branch.**

Construction

VINCI plc, VINCI's United Kingdom subsidiary, employs 2,500 people and generates net sales of €768m in a wide variety of activities, especially in the area of Private Finance Initiatives (PFIs) and Public-Private Partnerships (PPPs). Projects are carried out in the education, justice, business property and infrastructure maintenance sectors.

VINCI Construction Grands Projets UK generates net sales of €113m and has carried out large-scale projects such as the construction of the high-speed rail line linking the Channel Tunnel with London, the construction of tunnels for Terminal 5 at Heathrow airport, the extension of the Piccadilly Line and Heathrow Express underground lines and the construction of hotels.

Roads

Ringway, a subsidiary of Eurovia, operates throughout the country in all areas of roadworks (construction, support, maintenance). During the second half of 2004, Ringway, which generates net sales of €504m, took new orders worth more than £200m (€294m).

Energies

Lee Beesley, a VINCI Energies subsidiary organised around 14 profit centres, designs, installs and maintains systems, power supply networks and IT networks for industry. It generates net sales of €37m.

Concessions

Ranking third in the parking sector in the United Kingdom, **VINCI Park UK** generates net sales of €71m and operates 178,000 parking spaces. The company manages vehicle pound and surface parking services.

Cofiroute UK generates net sales of €25m and operates the toll collection on the two bridges over the Severn River (VINCI Group concession) between Bristol and Cardiff, handling 13 million transactions annually. In 2003 Cofiroute UK's 42.86% subsidiary, "Le Crossing Ltd", won a contract to operate the M25 Motorway Thames Crossing at Dartford, to the east of London, for a renewable three-year period. Ranking first among European toll operations in terms of traffic, the Thames crossing includes a bridge and two urban tunnels.

Press contact: Karima OUADIA
Tel.: +33 (0)1 47 16 31 82 / Fax: +33 (0)1 47 16 33 88
e-mail : kouadia@VINCI.com
This press release is available in French, English and German
on the VINCI website: www.vinci.com



Rueil-Malmaison, 14 December 2004

Sales and income projections for 2004 confirmed
Excellent outlook for 2005
Share cancellation
Payment of interim dividend of €1.20 per share on 21 December 2004

VINCI's Board of Directors, chaired by Antoine Zacharias, met on 14 December and read the latest projections for 2004.

The projections confirm that consolidated net sales should reach €19 billion, up some 6% compared with 2003. Operating income is expected to increase much more strongly than net sales, reflecting a further improvement in the operating margins of all business lines.

At €13.8 billion, the order backlog at the end of October remained very high and, excluding concessions, represented about ten months of average business activity. During the past 12 months, all business lines recorded higher orders, leading to a 17% increase for the Group.

These good indicators validate VINCI's strategy and positioning in Europe's long-term buoyant markets for construction, concessions and related services. The company is moving into 2005 confident that it will see growth in both net sales and income.

In addition, in line with the commitment made to shareholders to eliminate the dilution effect due to the creation of shares as a result of subscriptions made under the Group Savings Scheme and the exercise of stock options granted to managers, the Board of Directors decided to carry out a further reduction in capital involving 2,300,000 shares. In total, 5,361,500 shares have been cancelled since 1 January 2004. Following the latest transaction, VINCI's capital stock comprises 83,813,470 shares. Employees hold 9.32% of the capital through the Group Savings Scheme, while treasury stock amounts to 3.13%.

Lastly, as announced and for the first time, VINCI will pay an interim dividend of €1.20 per share on 21 December.

Press contact: Karima Ouadia
Tel: +33 1 47 16 31 82 / Fax: +33 1 47 16 33 88
Email: kouadia@vinci.com
This press release is available in French, English and German
on VINCI's website at www.vinci.com


SOCIETE
GENERALE
GROUPE


nexity
VINCI

PRESS INFORMATION *Paris, 14 December 2004*

Société Générale builds a new office tower: a reference in environmental compliance.

Société Générale and NEXITY with VINCI are committed to making this project a reference for the new generation of high-rise office towers of the early 21st century.
Work is set to get underway on Société Générale's new office tower on 17 January 2005.

This tower, located adjacent to the bank's existing headquarters in Paris's La Défense high-rise financial district, will stand at the cross-roads between the Valmy District and the new Seine-Arche District in Nanterre. It will thus form the end point of the extreme western edge of the La Défense esplanade.

The Granite Project has been conceived as a major landmark in La Défense. Its prime form, a tall slender triangular prism, will be seen as a prow at the entry point to the Valmy District. This triangular form and the site's limitations (2,300 m2) were the major challenges for architects Atelier Christian de Portzamparc and the teams working on this project that will provide 68,000 m^2 of office space for 4,800 people in a 180 metre high tower, 14 metres higher than Société Générale's existing two towers at the same site. The new building will provide a smooth flow between the La Défense esplanade and the surrounding urban fabric of Nanterre.

For this project, Société Générale has adopted a high quality environmental (H.Q.E.) approach, in compliance with the policy adopted by the bank's general management with regard to sustainable development. H.Q.E certification by France's C.S.T.B. (Scientific and Technical Building Centre) in response to the approach adopted is subject to a series of three audits at various stages throughout the project's implementation, from initial concept through to construction, to ensure it meets the highly stringent environmental specifications adopted by Société Générale. These specifications are based on innovative and highly effective concepts in the areas of indoor air quality, hygrothermal conditions, visual comfort and energy savings, for which Sogeprom, a Société Générale subsidiary, is assisting the prime contractor.
The technical aspects of the architecture provide occupants with the possibility of defining their own personal comfort levels in the areas of lighting level and intensity, air renewal, and ambient temperature.

The *Etablissement Public d'Aménagement Seine-Arche* redevelopment authority is working closely with the project leaders to provide urban development from Nanterre towards La Défense, and from the Valmy esplanade towards the new tower and Nanterre and its park.

In reference to this project, Daniel Bouton, CEO of Société Générale, stated, "This tower will be a symbol of a dynamic and modern Société Générale. It will impart strength by finally tying together all the existing components in the Valmy development. Its architectural and environmental quality will be emblematic of our Group's values."

In the words of Alain Dinin, CEO of Nexity, "The way in which Société Générale has wanted to handle this project has been exemplary in terms of its quality demands and environmental considerations. Nexity is proud to have been chosen for this project, and is pleased to have brought Vinci onboard. Nexity is aware of the responsibility it has in carrying out this project which is destined to eventually become a new iconic symbol of the La Défense business district."

Schedule
Christian de Portzamparc's architectural project was selected in 2003 by Daniel Bouton upon the recommendation of a panel of judges. All additional designs have now been completed. Société Générale obtained the building permit on 28 November 2003. The contract for the site's purchase and development rights was concluded with EPA Seine-Arche on 22 November 2004, followed by the signing of a real estate development contact with Nexity-Sari on 14 December 2004.
Construction is due for completion in the first quarter of 2008. The tower has been designed to house all Société Générale's services currently located in La Défense, or for lease. The decision will be made in 2006.

Société Générale Group:

SOCIETE GENERALE, one of the largest financial services groups in the euro zone and listed in the four main international indices for sustainable development, has a long-standing architectural tradition dating back to the 19th century. In this area, it has always embodied timeless modernity in tune with each era.

The buildings it has occupied, or still occupies today, from the historic headquarters on Paris's Boulevard Haussmann to the Alicante and Chassagne towers in the financial district of La Défense, have stamped their mark on the Parisian architectural landscape.

With its active corporate sponsorship policy, SOCIÉTÉ GÉNÉRALE adopts a quality approach clearly reflected in the many works of art exhibited at the central headquarters.

In the area of real estate, SOCIETE GENERALE focuses on promoting the group's fundamental values through buildings that remain symbols of their time.

Société Générale press contacts:
Pascale Taillandier – +33 (0)1 42 14 38 75
Jérôme Fourré – +33 (0)1 42 14 25 00

Nexity:

Nexity, the leading real estate operator in France, is working on this project through its subsidiary Nexity-Sari, one of the leading players in corporate real estate in France.

*Selected by Société Générale following a consultation of several developers, Nexity was keen to bring onboard **Vinci**, the global leader in the building and public works sector. Since June 2001, Nexity has been working with and advising Société Générale on the environmental approach adopted for the project. It signed the real estate development contract on 14 December 2004. Backed by its extensive expertise (total floor area of over 605,000 m² delivered since 2000), Nexity is now in charge of the construction of what will become one of the iconic buildings of the La Défense financial district.*

NEXITY press contact:
Communications Department – +33 (0)1 44 70 24 01

VINCI

VINCI is the global leader in concessions, construction and associated services. It reports sales of 19 billion euros and has 128,000 employees worldwide. Its construction subsidiaries have made a significant contribution to La Défense; in particular, they built the initial infrastructure for the financial district when it was created in the 1970s.
Specialists in the construction of high-rise buildings, its subsidiaries SOGEA and GTM have built 40 buildings and towers in La Défense, that is, almost 42% of the district's buildings. In 1995, SOGEA, with CBC and BATEG, delivered the tower that is now Société Générale's headquarters. At the end of 2001, SOGEA and BATEG completed construction of the tower housing the administrative services of French electricity board EDF.

VINCI press contact:
Communications Department – +33 (0)1 47 16 30 07

Christian de Portzamparc:

The Granite Project has been conceived as a major landmark in La Défense. Its prime form, a tall, slender, triangular prism, will be seen as a prow at the entry point to the Valmy District.
It sits on its triangular site with dual form: the dihedron that marks the forward peak of the group of buildings and the prismatic faces on the side opposite the existing Société Générale tower.
The forms are the result of a synthesis between the quest for external expression on the site and the demands for the building's interior. The goal has been to create a series of working spaces with optimum quality levels in terms of functionality, flexibility, ambiance and comfort, while also making sure this project is a major event in its environment, the vanguard uniting the entire district.
By virtue of its shape, the tower can immediately be seen as a separate and unique building, but it also forms the peak of a triangle continuing the lines of the existing Alicante and Chassagne towers.
The height is accentuated by the raised peak and the inclined roof: the architect's response to the commitment to making this the figurehead building, a landmark in the urban context of La Défense and Nanterre. Given its location, the building must tie together and mark the completion of the Valmy District with its streamlined skyline that is unique in the District.
The prismatic and oblique effect has pushed, with even greater emphasis, the boundaries of the research commenced by Christian de Portzamparc in previous projects in Lille, New York and Frankfurt, capitalising here on the efficacy of the esplanades and the relationship with Société Générale's other tower in close proximity, and for which sightlines and light had to be protected.

At present, two major projects in the area of music are under construction: the Grande-Duchesse Joséphine-Charlotte Concert Hall in Luxembourg (scheduled for inauguration in July 2005), and the Cidade da Música in Rio de Janeiro, Brazil. The headquarters of French daily Le Monde, *the refurbishment of a 1970s building in Paris, will be delivered in December 2004. On a different scale, an entire district, the urban redevelopment of the Masséna Seine Rive Gauche sector in Paris is now under construction. The main projects on the drawing board are: a district development project in Beijing, China; the Hergé Museum in Belgium; and an apartment tower of the same height as the Granite project in Manhattan, New York, on the corner of Park Avenue and 28th Street.*
An exhibition entitled "Christian de Portzamparc, Pluriel et Singulier" at the Palais des Beaux-Arts in Lille, France, until to 10 January 2005, explores these current and past projects, including the Granite Project, through displays of models and projections.

In 1993, Christian de Portzamparc was awarded the Grand Prix National d'Architecture*; and in 1994, he was the recipient of the prestigious* Pritzker Prize. *On 20 December 2004, he will be awarded the* Grand prix de l'Urbanisme *by the French Minister for Infrastructure, Transportation, Regional Development, Tourism and the Sea.*

Christian de Portzamparc press contact
Gaëlle Martin
Communications Manager
+33 (0)1 40 64 80 00

EPA Seine-Arche:

The Etablissement public d'aménagement Seine-Arche *development authority is responsible for one of the largest urban development operations in the Ile-de-France region. In the heart of the Nanterre municipality, on a 124-hectare site between the Seine and the Arche de La Défense, 640,000 m² of dwellings, offices, retail space, infrastructure and services will be developed over a fifteen-year period around broad, high-quality public spaces: a 14-hectare park on the banks of the Seine, for delivery in June 2005, and 17 landscaped terraces that step up from the Seine to the Arche gardens.*

Less than four years since the creation of EPA Seine-Arche, the operation has taken tangible form with the commencement of two major building projects in the area located between Nanterre Préfecture Railway Station and the La Défense financial district, namely, the construction of 60,000 m² of office space last September, and today the 68,000 m² of office space provided by the Granite project.

The stringent architectural and environmental quality requirements expressed by the client for the construction of this tower fully comply with the stated ambitions of the developer for the entire Seine-Arche project.

At the same time, EPA Seine-Arche is undertaking, through the Granite Project, to improve the environment and rehabilitate the urban character of this sector that is currently given over to road traffic,

and to better connect the Park District in Nanterre with the La Défense District. This work, slated for completion in time for the tower's delivery, involves the transformation of the express boulevard into a landscaped urban avenue, including: the creation of a network of cycleways designed by town planner Albert Amar; the erection of a footbridge to La Défense designed by engineer Schlaich Bergermann and architect Dietmar Feichtinger who also designed the Tolbiac Footbridge in Paris; and the construction of a new bridge designed by Ingerop and AOP to cross the RN 314 highway.

All this development work will be carried out in compliance with the sustainable development approach adopted by the EPA: cycleways, road-sharing, non-waterproofing of ground surfaces and recovery of storm water run-off, etc.

EPA Seine-Arche press contact
Corinne Martin
Communications Manager
+33 (0)1 55 69 38 50 - c.martin@seine-arche.fr



Saint-Arnoult, 7 December 2004

Press release

Cofiroute's winter viability programme ready to go

Human and technical resources mobilised
A priority: ensuring real-term information for users

Cofiroute has been working to upgrade its winter viability programme, as it does every year, to guarantee viable traffic conditions and optimum safety. This winter viability programme brings together all the human, technical, organisational and information means implemented to deal with inclement weather on the motorway network.

For the 2004-2005 winter period, Cofiroute is putting this programme in place to anticipate exceptional events and circumstances and better serve its customers in the event of major difficulties.

Human resources

The 770 employees working directly throughout the network have received initial or continuing training in dealing with winter traffic (machine drivers, winter weather conditions, etc.). The duty schedule has been revised and updated. Cofiroute's network is monitored continuously by teams working in shifts 24 hours a day.

Equipment and technical resources

The equipment used is ready for service from mid-November until end March to avert and deal with traffic disturbances due to winter weather conditions. These resources include:
- 140 salting and snow-plowing trucks and smaller vehicles for use in confined spaces
- an automatic brine sprinkling system on the A10-A11 common trunk coming into Paris, which has already proved its effectiveness
- cameras providing continuous road monitoring
- weather stations.

Cofiroute has also entirely reorganised and modernised its central information station located near the Saint-Arnoult toll centre. It is equipped with very sophisticated motorist information systems. The new IT system now installed at the Ponthévrard-Saint-Arnoult centre will provide a unique operating-assistance tool.

Organisation

Every year, Cofiroute works towards greater coordination with its motorway partners, the police and emergency services, to ensure optimum traffic conditions for motorists on its network. A number of exercises or simulations were organised in 2004.

Information

Motorists need to be informed in real time, before and during inclement weather or in the event of major traffic disturbances. This is why Cofiroute focuses every year on upgrading its motorist information system: illuminated variable-message road signs, the motorway radio station on 107.7 and a call centre on 0892 70 26 34 manned from 7 a.m. to 9 p.m., 7 days a week, provide updated information for motorists on traffic forecasts and driving and weather conditions on the Cofiroute network.

Motorists have a key role to play in ensuring safe winter driving. This year again, Cofiroute will distribute a brochure explaining the elementary rules of caution and foresight to be respected to guarantee safe winter driving.

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